UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. THREE)*

                         Stratford American Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   86279E 10 2
                                 (CUSIP Number)

                                December 11, 2002
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 9

CUSIP NO. 86279E 10 2                 13G                            Page 2 of 9


1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   David H. Eaton
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States (Arizona)
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    165,000
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     769,881
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       165,000
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    769,881
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   934,881
   -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   9.3%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86279E 10 2                 13G                            Page 3 of 9


1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Carol E. Eaton
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States (Arizona)
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER

    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     769,881
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    769,881
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   769,881
   -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   7.6%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86279E 10 2                 13G                            Page 4 of 9


1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Eaton Family Trust
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States (Arizona)
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    65,000
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     704,881
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       65,000
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    704,881
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   769,881
   -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   7.6%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   OO
   -----------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 86279E 10 2                 13G                            Page 5 of 9


ITEM 1(a). NAME OF ISSUER

The name of the issuer is Stratford American Corporation.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The address of the issuer's principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

ITEM 2(a). NAME OF PERSON FILING

David H. Eaton
Carol E. Eaton
Eaton Family Trust

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

David H. Eaton
Eaton Family Trust
2400 East Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arozona 85016

Carol E. Eaton
1040 E. Osborn Road
Phoenix, Arizona 85014

ITEM 2(c). CITIZENSHIP

United States (Arizona)

ITEM 2(d). TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(e). CUSIP NUMBER

86279E 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP NO. 86279E 10 2                 13G                            Page 6 of 9


ITEM 4. OWNERSHIP

(a)  Amount beneficially owned by joint filers: 934,881.

     David H. Eaton has direct beneficial ownership of 165,000 shares and indirect beneficial ownership of 769,881 shares as described below.

     At December 31, 2002, the Eaton Family Trust beneficially owned 769,881 shares of the issuer's Common Stock. The Eaton Family Trust beneficially owns 65,000 shares of the issuer's Common Stock directly. The Eaton Family Trust beneficially owns 704,881 shares of the issuer's Common Stock indirectly as a 25% member of a limited liability company, JDMD Investments, L.L.C. ("JDMD"), formerly known as JDMK Investments, L.L.C. The 704,881 shares represents 25% of the 2,819,523 shares held by JDMD. The 769,881 shares beneficially owned by the Eaton Family Trust are owned indirectly by David H. Eaton and Carol E. Eaton as trustees of the Eaton Family Trust.

(b)  Percent of class owned by David H. Eaton: 9.3%
     Percent of class owned by Carol E. Eaton: 7.6%
     Percent of class owned by the Eaton Family Trust: 7.6%

(c)  Number of shares to which David H. Eaton has:

     (i)   Sole power to vote or to direct the vote: 165,000

     (ii)  Shared power to vote or to direct the vote: 769,881

     (iii) Sole power to dispose or to direct the disposition of: 165,000

     (iv)  Shared power to dispose or to direct the disposition of: 769,881

     Number of shares to which Carol E. Eaton has:

     (i)   Sole power to vote or to direct the vote: 0

     (ii)  Shared power to vote or to direct the vote: 769,881

     (iii) Sole power to dispose or to direct the disposition of: 0

     (iv)  Shared power to dispose or to direct the disposition of: 769,881

CUSIP NO. 86279E 10 2                 13G                            Page 7 of 9


Number of shares to which the Eaton Family Trust has:

     (i)   Sole power to vote or to direct the vote: 65,0000

     (ii)  Shared power to vote or to direct the vote: 704,881

     (iii) Sole power to dispose or to direct the disposition of: 65,000

     (iv)  Shared power to dispose or to direct the disposition of: 704,881

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

JDMD is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 704,881 shares which were beneficially owned by the Eaton Family Trust at December 31, 2002 as a 25% member of JDMD. The members of JDMD are the Eaton Family Trust, Mel L. Shultz, Gerald J. Colangelo and Dale M. Jensen.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 86279E 10 2                 13G                            Page 8 of 9

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003

                                        David H. Eaton (1)


                                        /s/ David H. Eaton
                                        ----------------------------------------
                                        Name: David H. Eaton


(1) Pursuant to the Joint Filing Agreement attached hereto as Exhibit A among David H. Eaton, Carol E. Eaton and the Eaton Family Trust, this Schedule 13G is filed on behalf of each of them.

CUSIP NO. 86279E 10 2                 13G                            Page 9 of 9


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Stratford American Corporation and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 13, 2003

                                        David H. Eaton

                                        /s/ David H. Eaton
                                        ----------------------------------------
                                        Name:  David H. Eaton


                                        Carol E. Eaton

                                        /s/ Carol E. Eaton
                                        ----------------------------------------
                                        Name:  Carol E. Eaton


                                        Eaton Family Trust

                                        /s/ David H. Eaton
                                        ----------------------------------------
                                        Name:  David H. Eaton
                                        Title: Trustee


                                        /s/ Carol E. Eaton
                                        ----------------------------------------
                                        Name:  Carol E. Eaton
                                        Title: Trustee